Exhibit 3.13

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF FORMATION

OF

SHELL ELASTOMERS LLC

This Certificate of Amendment to the Certificate of Formation of Shell Elastomers LLC (the “LLC”), dated as of February 28, 2001, is being duly executed and filed by the undersigned, as an authorized person, pursuant to the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST. The name of the LLC is Shell Elastomers LLC.

SECOND. The Certificate of Formation of the LLC is hereby amended as follows:

(a) That the “FIRST” Article of the Certificate of Formation is amended to read as follows:

FIRST. The name of the limited liability company formed hereby is KRATON Polymers U.S. LLC.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of the date first above written.

ELASTOMERS HOLDINGS LLC

By:	RK Polymers LLC, its sole member

/s/ Ian K. Snow
Ian K. Snow
Vice President/Secretary